[redacted]

13010529

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
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FEB 28 2013

Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-49155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
YOUNG & PARTNERS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
230 PARK AVENUE - SUITE 1145
(No. and Street)

NEW YORK	**NY**	**10169**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER YOUNG **(212) 682-5555**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, PETER YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUNG & PARTNERS LLC as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE

State of New York } ss:
County of New York
Subscribed and sworn to before me this 26th day of February, 2013

Notary Public

Signature

PRESIDENT
Title

ROSE M SMALL
Notary Public - State of New York
NO. 01SM6108336
Qualified in New York County
My Commission Expires 4-12-16

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** * For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

YOUNG & PARTNERS L.L.C.
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

YOUNG & PARTNERS L.L.C.
(A Limited Liability Company)
DECEMBER 31, 2012

TABLE OF CONTENTS

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Members
Young & Partners L.L.C.

We have audited the accompanying statement of financial condition of Young & Partners L.L.C. (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Young & Partners L.L.C. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2013

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM

YOUNG & PARTNERS L.L.C.
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 1,708,181
Accounts receivable	31,944
Prepaid expenses and deposits	66,689
Securities owned, not readily marketable, at fair value	22,491
Fixed assets, net of accumulated depreciation of $221,153	15,423
TOTAL ASSETS	$ 1,844,728

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 16,269
Deferred rent	43,106
Total liabilities	59,375
Commitments (Notes 3 and 4)	
Members' equity	1,785,353
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,844,728

See accompanying notes to statement of financial condition.

YOUNG & PARTNERS L.L.C.
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

NOTE 1. ORGANIZATION

Young & Partners L.L.C. (the "Company") was organized as a limited liability company under the laws of the State of Delaware in 1995 for the purpose of engaging in investment banking activities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

In accordance with the Company's limited liability company agreement, the Company will dissolve on November 16, 2015, unless dissolved sooner as provided in that agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Mergers and acquisition and corporate finance fees on private placements or securities underwritings are generally recorded at the time the transaction is completed, unless a contractual arrangement provides for a fee in the absence of closing, in which case fees are recorded when earned.

Basis of Accounting

The statement of financial condition has been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

available, or when an event occurs that requires a change. The Company files its income tax returns with the Internal Revenue Service, New York State and New York City. The Company also pays an annual franchise tax to the state of Delaware. With few exceptions, the Company is no longer subject to federal, state and local income tax examinations by taxing authorities for years before 2009.

The Company is an unincorporated entity and is classified and treated as a partnership for Federal and state income tax purposes. Each member is individually responsible for reporting income or loss based on such member's respective share of the Company's income and expenses as reported for income tax purposes. No provision for Federal or state income taxes has been made since the Company is not subject to income tax. However, a provision for local income tax has been made for the New York City Unincorporated Business Tax.

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement.* Under that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial position are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity securities.

Level 2. Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2012, the Company's net capital was $1,648,806, which was in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.6% at December 31, 2012.

NOTE 4. COMMITMENTS

The Company leases its office premises under an operating lease expiring on January 31, 2019. The Company acquired additional space under the same lease on October 1, 2011. The future minimum rental payments required under this lease as of December 31, 2012, are summarized below:

Year ending December 31:		
2013	$	197,000
2014		197,000
2015		197,000
2016		215,000
2017		215,000
Thereafter		236,000
Total	$	1,257,000

The total amount of rent under the operating lease is reflected in operations on the straight-line method over the remaining term of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition as "Deferred rent."

NOTE 5. SIGNIFICANT AREAS OF BUSINESS

During 2012, the Company earned a significant portion of its fees from customers in the chemical and life sciences industries.

NOTE 6. SIGNIFICANT CUSTOMERS

Fee income from one customer (representing more than of 10% of total fee income) accounted for approximately 83% of revenues in 2012.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

NOTE 8. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost);

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

At December 31, 2012, the Company's securities owned were categorized in Level 2 of the fair value hierarchy, as follows:

Description	Level 1	Level 2	Level 3	Total	Valuation Technique
Securities owned, not readily marketable, at fair value	$ -	$22,491	$ -	$22,491	(a)